HEADFARM, LLC
BALANCE SHEET
As of December 31, 2023

ASSETS		December 31, 2023
Current Assets		
Cash and equivalents		36
Total Current Assets		36
Non-Current Assets		
		-
Total Non-Current Assets		-
TOTAL ASSETS	$	36
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Interest payable	$	533
Account payable		100
Total Current Liabilities		633
Non-Current Liabilities		
Convertible note		20,000
Total Non-Current Liabilities		20,000
Members' Equity		
Accumulated deficit		(20,597)
Total Members' Equity		(20,597)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	36